                                                                   Exhibit 99.33

POINTS INTERNATIONAL LTD. REPORTS FIRST QUARTER RESULTS
Thursday May 12, 4:30 pm ET

FIRST QUARTER REVENUE RISES 59% YEAR-OVER-YEAR

TORONTO, May 12 /CNW/ - Points International Ltd. (TSX: PTS; OTC: PTSEF; "Points International" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced financial results for the first quarter ended March 31, 2005.

The Company reported revenue of $2.58 million in the 2005 first quarter, an increase of 59% versus $1.62 million during the same period in 2004. Adjusted for the impact of the weakened US dollar, Points International's Q1 revenue growth would have included a further $166,624, resulting in 70% growth vs. the same period in 2004. Strong growth at both Points.com and Points.com Business Solutions contributed to the growth in revenue. The Company powered the online exchange, sale and transfer of 1.62 billion points and miles in the first quarter of 2005, up from 1.45 billion during the fourth quarter of 2004 and 0.78 billion during the same period last year.

The Company recorded an operating loss (i.e. loss before interest, amortization and other items) of $1.43 million for the first quarter of 2005, versus $1.16 million in the fourth quarter of 2004 and $1.09 million in the same period last year. The increased loss was a result of higher employment and product development costs in connection with the Company's launch of its enhanced consumer Website which went live on April 10, 2005. The Company reported a net loss of $2.57 million, or ($0.04) per share versus a net loss of $2.50 million, or ($0.04) per share, in the 2004 fourth quarter. Non-cash charges, including accrued interest, the amortization of property, plant and equipment, intangible assets and deferred costs accounted for $1.14 million of the first quarter 2005 net loss versus $1.18 million in the first quarter of 2004.

"The first Quarter saw several key objectives met," said Rob MacLean, Points International's CEO. "Our success in developing important relationships with the major players in the loyalty industry continued with the launch of a comprehensive relationship with Cendant Corporation's Trip Rewards program, an important addition to our list of Hotel partners. Also, having identified the financial services sector as an important area of opportunity for Points.com, we were particularly pleased to have established a relationship with American Express."

In addition, much of the Company's focus in the first quarter was associated with the development of its enhanced website. "I was particularly pleased with the efforts of our team working on the enhanced consumer application" said MacLean, "To deploy such a significant project ahead of schedule was a great accomplishment and allows us to accelerate our plan for additional functionality on the site."

The site will continue to undergo development throughout the summer with market testing, partner integration and implementation of the ATG Marketing Enterprise System that will become an important tool to assist consumers in using the comprehensive Join, Earn, Buy and Swap tools most effectively.

The Company also was active in closing a private placement on April 5, 2005 that raised gross proceeds of $15.8 million. This investment made by institutional and other accredited investors, including IAC/InterActiveCorp, will be primarily used for marketing and technology development associated with the Company's feature-rich reward management portal.

The Company further strengthened its balance sheet through the sale by CIBC Capital Partners of its $6 million convertible debenture to this same investor group. The debenture was amended upon the sale, improving the terms and conditions for Points International.

"We saw a solid increase in revenue and activity versus the first quarter of 2004," added Mr. MacLean. "This increase was achieved with very limited marketing. We are quite excited about upcoming initiatives to begin driving significant consumer traffic to the Website at the end of the third quarter of the year."

          First quarter highlights include:

          - Growing revenue from both Points.com and Points.com Business Solutions operations. Revenue from Points.com increased by 183%, over the same period in 2004, while Points.com Business Solutions grew by 58%.

          - Strong recurring revenues. 96% of Points.com's revenues were recurring versus 97% in the same period in 2004.

          - Increase in number of partners on Points.com. Points.com increased its partners to 47 in the first quarter of 2005, versus 36 in the same period last year

          - Increase in Points.com Business Solutions partners and products. 21 partners are now offering Points.com Business Solutions products to their members, increased from 18 in the same period last year. There are now 55 product installations in the market, up from 45 in the same period last year, providing a strong and growing recurring revenue base for the Company.

          - Growth in Transaction activity. Cumulative miles and points transacted increased to 9.57 billion, up 20% from 7.94 billion in the fourth quarter in 2004 and 151% from 3.81 billion in the same period last year.

          - Increase in size and commissions per transaction. The average number of miles or points exchanged per transaction was 19,907, an increase of 17% versus the first quarter of 2004.

          - Increase in Website traffic. Approximately 0.39 million unique visitors accessed the Company's Points.com Website in the first quarter of 2005, compared to 0.23 million visitors during the same period last year.

          - Strong User Registration. The Company's database of Registered Users increased to approximately 655,000 at the end of the first quarter in 2005.

The Company expects that the second quarter 2005 results will be released on or about August 15, 2005.

About Points International Ltd.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Cendant Trip Rewards, Starbucks Asia Miles(R), and Intercontinental Hotels Group's Priority Club(R) Rewards.

Website: http://www.points.com /

                            POINTS INTERNATIONAL LTD.

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2005

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                         March 31,     December 31,
AS AT                                       2005          2004
-----                                   -----------   ------------
                ASSETS
CURRENT
   Cash and cash equivalents (Note 7)    19,654,600     13,754,818
   Accounts receivable                    1,609,279      2,024,342
   Prepaids and sundry assets             1,352,473      1,229,091
                                        -----------    -----------
                                         22,616,352     17,008,251
PROPERTY, PLANT AND EQUIPMENT             3,118,364      2,056,282
GOODWILL AND INTANGIBLE ASSETS            8,152,308      8,282,453
DEFERRED COSTS                            2,097,804      2,242,868
FUTURE INCOME TAXES RECOVERABLE             590,000        590,000
                                        -----------    -----------
                                         13,958,476     13,171,603
                                        -----------    -----------
                                        $36,574,828    $30,179,854
                                        -----------    -----------

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                   March 31,    December 31,
AS AT                                                2005           2004
-----                                            ------------   ------------
                  LIABILITIES
CURRENT
   Accounts payable and accrued liabilities         1,694,133      1,894,599
   Deposits                                        17,776,537     13,153,623
   Current portion of loan payable                     33,515         29,860
   Current portion of acquisition loan payable        765,123        777,443
   Convertible Debenture (Note 8)                          --      8,920,373
                                                 ------------   ------------
                                                   20,269,308     24,775,898
                                                 ------------   ------------

LOAN PAYABLE                                           55,614         67,186
ACQUISITION LOAN PAYABLE                                   --        380,118
CONVERTIBLE DEBENTURE (NOTE 8)                      9,150,169             --
CONVERTIBLE PREFERRED SHARES (NOTE 9)              17,564,089     13,892,478
                                                 ------------   ------------
                                                   26,769,872     14,339,782
                                                 ------------   ------------
                                                   47,039,180     39,115,680
                                                 ------------   ------------
             SHAREHOLDERS' EQUITY
CAPITAL STOCK                                      23,659,566     22,705,734
WARRANTS                                            2,610,992      2,610,992
CONTRIBUTED SURPLUS                                   567,949        482,092
DEFICIT                                           (37,302,859)   (34,734,644)
                                                 ------------   ------------
                                                  (10,464,352)    (8,935,826)
                                                 ------------   ------------
                                                 $ 36,574,828   $ 30,179,854
                                                 ------------   ------------

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                      March 31,      March 31,
FOR THE THREE MONTHS ENDED                              2005           2004
--------------------------                          ------------   ------------
REVENUES
   Points operations                                $  2,540,658   $  1,532,513
   Interest income                                        37,251         85,052
                                                    ------------   ------------
                                                       2,577,909      1,617,565

GENERAL AND ADMINISTRATION EXPENSES                    4,005,639      2,711,438
                                                    ------------   ------------
LOSS - Before interest, amortization and
   other items                                        (1,427,730)    (1,093,874)
                                                    ------------   ------------
   Interest on convertible debenture                     229,796        207,024
   Interest on Series Two Preferred Share                217,000        217,000
   Interest and bank charges                               4,791            261
   Amortization of property, plant and equipment,
      intangible assets and deferred costs               688,898        443,917
                                                    ------------   ------------
                                                       1,140,485        868,202
                                                    ------------   ------------
LOSS                                                  (2,568,215)    (1,962,076)
DEFICIT - Beginning of period                        (34,734,644)   (25,926,361)
DEFICIT - End of period                              (37,302,859)   (27,888,437)
                                                    ------------   ------------
LOSS PER SHARE (Note 2)                                   ($0.04)        ($0.03)
                                                    ------------   ------------

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

                                                       March 31,      March 31,
FOR THE THREE MONTHS ENDED                               2005           2004
--------------------------                           ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                           ($2,568,215)   ($1,962,076)
      Items not affecting cash
         Amortization of property, plant and
            equipment                                     102,467         56,354
         Amortization of deferred costs                   132,925        199,346
         Amortization of intangible assets                453,506        188,217
         Deferred costs on convertible debenture           12,139             --
         Employee stock option expense (Note 5)            99,503         60,482
         Cancellation of warrants issued for

            services                                           --         (1,167)
         Interest on Series Two Preferred Shares          217,000        217,000
         Interest accrued on convertible debenture        229,796        207,024
                                                     ------------   ------------
                                                       (1,320,879)    (1,034,820)
Changes in non-cash balances related to
   operations (Note 6 (a))                              4,714,130      5,159,380
                                                     ------------   ------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES             3,393,251      4,124,560
                                                     ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment,
      net of proceeds                                  (1,164,548)      (211,664)
   Purchase of intangible assets                           (9,662)       (17,004)
   Payments for the acquisition of MilePoint,
      Inc.                                               (400,000)            --
   Costs related to the acquisition of
      MilePoint, Inc.                                    (306,138)      (200,000)
                                                     ------------   ------------
CASH FLOWS USED IN INVESTING ACTIVITIES                (1,880,348)      (428,668)
                                                     ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Issuance of Series Four Preferred Share
      (Note 9)                                          3,454,611             --
   Repayments on loan payable                              (7,917)            --
   Deferred financing costs                                    --         70,018
   Issuance of capital stock, net of share
      issue costs                                         940,186        202,485
                                                     ------------   ------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES             4,386,880        272,503
                                                     ------------   ------------
INCREASE (DECREASE) IN CASH                             5,899,782      3,968,395
CASH AND CASH EQUIVALENTS - Beginning of
   period                                              13,754,818   $ 20,274,836
                                                     ------------   ------------
CASH AND CASH EQUIVALENTS - End of period            $ 19,654,600   $ 24,243,231
                                                     ------------   ------------

                            POINTS INTERNATIONAL LTD.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2005

          1.   Accounting policies

          The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2004 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

               a.   Basis of presentation

                    The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

          2.   Loss per share

               a.   Loss per share

                    Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2005 that amounted to 71,561,017 shares (March 31, 2004 - 63,394,531).

               b.   Fully-diluted loss per share

                    The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

          3.   Segmented information

          Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2005 and December 31, 2004 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

          Enterprise-wide disclosures: $2,389,066 (March 31, 2004 - $1,475,886)
          of the company's revenues were generated in the U.S. for the quarter, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

          4.   Major Customers

          For the quarter ended March 31, 2005, there are four customers that individually represent greater than ten percent of the Corporation's consolidated revenues. In aggregate, the four customers represent approximately 64% of the Corporation's consolidated revenues. Two customers individually represented greater than ten percent of consolidated revenues in the first quarter of 2004 (65% in aggregate) and two customers individually represented greater than ten percent of consolidated revenues in the fourth quarter of 2004 (34% in aggregate). In addition, as at March 31, 2005, 63% (first quarter 2004
          - 80% and fourth quarter 2004 - 59%) of the Corporation's deposits are due to these customers.

          5.   Stock-based compensation

          The Corporation accounts for stock options granted in this stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $99,503 for the three months ended March 31, 2005 ($60,482 for the three months ended March 31, 2004).

          During the quarter ended March 31, 2005, 200,000 options were issued to employees and 40,000 options previously granted were cancelled (no options were issued in the first quarter of 2004).

          6.   Statement of Cash Flows

               a. Changes in non-cash balances related to operations are as follows:

                                                                         Three Months Ended
                                                                              Mar. 31
                                                                      -----------------------
                                                                         2005         2004
                                                                      ----------   ----------
Decrease (Increase) in accounts receivable                            $  415,063   $  117,270
Decrease (Increase) in prepaid and sundry assets                      $ (123,382)  $ (300,445)
Increase in liability related to the Acquisition of MilePoint, Inc.   $       --   $   74,509
Increase (Decrease) in accounts payable and accrued liabilities       $ (200,466)  $ (225,791)
Increase (Decrease) in deposits                                       $4,622,914   $5,493,837
                                                                      ----------   ----------
                                                                      $4,714,130   $5,159,380
                                                                      ==========   ==========

               b.   Supplemental information

                    Interest and taxes

                    Interest of $4,631 was paid during the quarter ended March 31, 2005. Interest of $35,412 was received during the quarter ended March 31, 2005. No income taxes have been paid.

                    Non-cash transactions

                    Non-cash transactions for the quarter ended March 31, 2005 are as follows:

                    (i) 475,600 shares of Points.com Inc. were acquired in exchange for 1,190,856 shares of the Corporation.

                    (ii) $9,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

                    (iii) $39,786 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

                    (iv) The Corporation received $43,539 of loyalty currency
                         from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

                    (v) Interest of $7,562 was accrued on the acquisition of MilePoint, Inc.

                    (vi) Interest of $229,796 was accrued on the convertible
                         debenture.

                    (vii) Interest of $217,000 was accrued on the Series Two
                         Preferred Share.

               c.   Cash and cash equivalents consist of:

                                         March 31,    December 31,
AS AT                                       2005          2004
-----                                   -----------   ------------
   Cash                                 $16,124,713    $10,086,111
   Short-Term Investments                    46,073        544,945
   Cash held by credit card processor     3,483,814      3,123,762
                                        -----------    -----------
Total                                    19,654,600     13,754,818
                                        ===========    ===========

          7.   Private Placement

          On March 29, 2005, the Corporation entered into binding agreements to issue approximately 18.1 million common shares at $0.683 per share and one Series Four Preferred Share for approximately $3.5 million (collectively, the "Private Placement Transaction"). On the same date CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended version of the $6 million debenture issued by the Corporation to CIBC in 2001 (the "Debenture") and the Series One Preferred Share in the capital of the Corporation held by CIBC (the "Debenture Transaction"). The Private Placement Transaction and the Debenture Transaction closed on April 4, 2005.

          The Series Four Preferred Share has been included, and the Debenture reclassified to long-term liabilities, in the Corporation's unaudited consolidated balance sheet as at March 31, 2005. See Notes 8 and 9 for additional information.

          The Pro Forma effect of the Private Placement Transaction is an increase to share capital and cash of approximately $11 million. As a result the Corporation's working capital at March 31, 2005 on a Pro Forma basis would be increased to $13.3 million.

          UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS

                                         March 31,                     March 31,
                                           2005                           2005
                                     ----------------   Transaction   ------------
AS AT                                POST TRANSACTION   Adjustments      ACTUAL
-----                                ----------------   -----------   ------------
ASSETS
CURRENT
   Cash and cash equivalents           $ 30,654,600     $11,000,000   $ 19,654,600
   Accounts receivable                    1,609,279              --      1,609,279
   Prepaids and sundry assets             1,352,473              --      1,352,473
                                       ------------     -----------   ------------
                                         33,616,352      11,000,000     22,616,352

   PROPERTY, PLANT AND EQUIPMENT          3,118,364              --      3,118,364
   GOODWILL AND INTANGIBLE ASSETS         8,152,308              --      8,152,308
   DEFERRED COSTS                         2,097,804              --      2,097,804
   FUTURE INCOME TAXES RECOVERABLE          590,000              --        590,000
                                       ------------     -----------   ------------
                                         13,958,476              --     13,958,476
                                       $ 47,574,828     $11,000,000   $ 36,574,828
                                       ============     ===========   ============
LIABILITIES
CURRENT
   Accounts payable and accrued
      liabilities                         1,694,133     $        --      1,694,133
   Deposits                              17,776,537              --     17,776,537
   Current portion of loan payable           33,515              --         33,515
   Current portion of acquisition
      loan payable                          765,123              --        765,123
                                       ------------     -----------   ------------
                                         20,269,308              --     20,269,308

   LOAN PAYABLE                              55,614              --         55,614
   ACQUISITION LOAN PAYABLE                      --              --             --
   CONVERTIBLE DEBENTURE                  9,150,169              --      9,150,169
   CONVERTIBLE PREFERRED SHARES          17,564,089              --     17,564,089
                                       ------------     -----------   ------------
                                         47,039,180              --     47,039,180
                                       ------------     -----------   ------------
SHAREHOLDERS' EQUITY
   CAPITAL STOCK(1)                      34,472,862      10,813,296     23,659,566
   CONTRIBUTED SURPLUS                      567,949                        567,949
   WARRANTS                               2,797,696         186,704      2,610,992
   DEFICIT                              (37,302,859)             --    (37,302,859)
                                       ------------     -----------   ------------
                                            535,648      11,000,000    (10,464,352)
                                       ------------     -----------   ------------
                                       $ 47,574,828     $11,000,000   $ 36,574,828
                                       ------------     -----------   ------------

          Note:

          1 - Capital stock is net of share issue costs of CAD $1.3M.

          8.   Sale of the Convertible Debenture

          On March 29, 2005 the Corporation and the purchasers in the Private Placement Transaction had entered into a binding agreement to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debenture was reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

          In connection with this transaction, the Debenture was amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

          Under the terms of the Debenture, (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by the Corporation within 30 days of a change of control of the Corporation resulting from the exercise of certain warrants issued by the Corporation on April 11, 2003 to Points Investments, Inc, an affiliate of InterActiveCorp and (ii) the principal amount of the Debenture will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert in 18,908,070 common shares in April 2006. Except in connection with the exercise of the Warrants, Points is not entitled to pre-pay the Debenture.

          9.   Issuance of Series Four Preferred Share

          In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. On March 29, 2005 the Corporation and IAC entered into a binding agreement to issue the Series Four Preferred Share and the cash was received by the Corporation prior to quarter end. As a result, the cash and the preferred share are included in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

          The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. The Series Four Preferred Share contains anti-dilution protection provisions identical to the Series Two Preferred Share (see the Corporation's 2004 audited consolidated financial statements for information with respect to the terms of the Series Two Preferred Share).

http://www.newswire.ca/en/releases/orgDisplay.cgi?okey=48358

FOR FURTHER INFORMATION

     Steve Yuzpe, Investor Relations, Chief Financial Officer, (416) 596-6382, steve.yuzpe@points.com or Business Development Inquiries, Christopher Barnard, President, (416) 596-6381, christopher.barnard@points.com, both of Points International Ltd. or Ed Lewis of CEOcast, Inc., (212) 732-4300, elewis@ceocast.com, for Points International


-------------------------------------
Source: Points International Ltd.

POINTS INTERNATIONAL LTD. REPORTS FIRST QUARTER RESULTS

FIRST QUARTER REVENUE RISES 59% YEAR-OVER-YEAR

TORONTO, May 12th, 2005 - POINTS INTERNATIONAL LTD. (TSX: PTS; OTC: PTSEF) ("Points International" or the "Company"), the owner and operator of Points.com, the world's leading reward program management portal, announced financial results for the first quarter ended March 31, 2005.

The Company reported revenue of $2.58 million in the 2005 first quarter, an increase of 59% versus $1.62 million during the same period in 2004. Adjusted for the impact of the weakened US dollar, Points International's Q1 revenue growth would have included a further $166,624, resulting in 70% growth vs. the same period in 2004. Strong growth at both Points.com and Points.com Business Solutions contributed to the growth in revenue. The Company powered the online exchange, sale and transfer of 1.62 billion points and miles in the first quarter of 2005, up from 1.45 billion during the fourth quarter of 2004 and 0.78 billion during the same period last year.

The Company recorded an operating loss (i.e. loss before interest, amortization and other items) of $1.43 million for the first quarter of 2005, versus $1.16 million in the fourth quarter of 2004 and $1.09 million in the same period last year. The increased loss was a result of higher employment and product development costs in connection with the Company's launch of its enhanced consumer Website which went live on April 10, 2005. The Company reported a net loss of $2.57 million, or ($0.04) per share versus a net loss of $2.50 million, or ($0.04) per share, in the 2004 fourth quarter. Non-cash charges, including accrued interest, the amortization of property, plant and equipment, intangible assets and deferred costs accounted for $1.14 million of the first quarter 2005 net loss versus $1.18 million in the first quarter of 2004.

"The first Quarter saw several key objectives met," said Rob MacLean, Points International's CEO. "Our success in developing important relationships with the major players in the loyalty industry continued with the launch of a comprehensive relationship with Cendant Corporation's Trip Rewards program, an important addition to our list of Hotel partners. Also, having identified the financial services sector as an important area of opportunity for Points.com, we were particularly pleased to have established a relationship with American Express."

In addition, much of the Company's focus in the first quarter was associated with the development of its enhanced website. "I was particularly pleased with the efforts of our team working on the enhanced consumer application" said MacLean, "To deploy such a significant project ahead of schedule was a great accomplishment and allows us to accelerate our plan for additional functionality on the site."

The site will continue to undergo development throughout the summer with market testing, partner integration and implementation of the ATG Marketing Enterprise System that will become an important tool to assist consumers in using the comprehensive Join, Earn, Buy and Swap tools most effectively.

The Company also was active in closing a private placement on April 5, 2005 that raised gross proceeds of $15.8 million. This investment made by institutional and other accredited investors, including IAC/InterActiveCorp, will be primarily used for marketing and technology development associated with the Company's feature - rich reward management portal.

The Company further strengthened its balance sheet through the sale by CIBC Capital Partners of its $6 million convertible debenture to this same investor group. The debenture was amended upon the sale, improving the terms and conditions for Points International.

"We saw a solid increase in revenue and activity versus the first quarter of 2004," added Mr. MacLean. "This increase was achieved with very limited marketing. We are quite excited about upcoming initiatives to begin driving significant consumer traffic to the Website at the end of the third quarter of the year."

First quarter highlights include:

- Growing revenue from both Points.com and Points.com Business Solutions operations. Revenue from Points.com increased by 183%, over the same period in 2004, while Points.com Business Solutions grew by 58%.

- Strong recurring revenues. 96% of Points.com's revenues were recurring versus 97% in the same period in 2004.

- Increase in number of partners on Points.com. Points.com increased its partners to 47 in the first quarter of 2005, versus 36 in the same period last year

- Increase in Points.com Business Solutions partners and products. 21 partners are now offering Points.com Business Solutions products to their members, increased from 18 in the same period last year. There are now 55 product installations in the market, up from 45 in the same period last year, providing a strong and growing recurring revenue base for the Company.

- Growth in Transaction activity. Cumulative miles and points transacted increased to 9.57 billion, up 20% from 7.94 billion in the fourth quarter in 2004 and 151% from 3.81 billion in the same period last year.

- Increase in size and commissions per transaction. The average number of miles or points exchanged per transaction was 19,907, an increase of 17% versus the first quarter of 2004.

- Increase in Website traffic. Approximately 0.39 million unique visitors accessed the Company's Points.com Website in the first quarter of 2005, compared to 0.23 million visitors during the same period last year.

- Strong User Registration. The Company's database of Registered Users increased to approximately 655,000 at the end of the first quarter in 2005.

The Company expects that the second quarter 2005 results will be released on or about August 15, 2005.

ABOUT POINTS INTERNATIONAL LTD.

Points International Ltd. is the owner and operator of Points.com, the world's leading reward program management portal. At Points.com consumers can Swap miles and points between reward programs so that they can Get More Rewards, Faster(TM). Points.com has attracted over 40 of the world's leading reward programs including Delta SkyMiles(R), eBay Anything Points, American Airlines AAdvantage(R) program, S&H greenpoints, Cendant Trip Rewards, Starbucks Asia Miles(R), and Intercontinental Hotels Group's Priority Club(R) Rewards.

Website: http://www.points.com/

FOR FURTHER INFORMATION

     Steve Yuzpe, Investor Relations, Chief Financial Officer, 416-596-6382, steve.yuzpe@points.com,

     or Business Development Inquiries, Christopher Barnard, President, 416-596-6381, christopher.barnard@points.com, both of Points International Ltd.

     or Ed Lewis of CEOcast, Inc., +1-212-732-4300, elewis@ceocast.com, for Points International

                            POINTS INTERNATIONAL LTD.

                   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2005

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                       MARCH 31,    DECEMBER 31,
AS AT                                                    2005           2004
-----                                                 -----------   ------------
                       ASSETS

CURRENT

   Cash and cash equivalents (Note 7)                  19,654,600     13,754,818
   Accounts receivable                                  1,609,279      2,024,342
   Prepaids and sundry assets                           1,352,473      1,229,091
                                                      -----------    -----------
                                                       22,616,352     17,008,251

   PROPERTY, PLANT AND EQUIPMENT                        3,118,364      2,056,282
   GOODWILL AND INTANGIBLE ASSETS                       8,152,308      8,282,453
   DEFERRED COSTS                                       2,097,804      2,242,868
   FUTURE INCOME TAXES RECOVERABLE                        590,000        590,000
                                                      -----------    -----------
                                                       13,958,476     13,171,603
                                                      -----------    -----------
                                                      $36,574,828    $30,179,854
                                                      ===========    ===========

                            POINTS INTERNATIONAL LTD.

                      UNAUDITED CONSOLIDATED BALANCE SHEETS

                                                      MARCH 31,    DECEMBER 31,
AS AT                                                   2005           2004
-----                                               ------------   ------------
                    LIABILITIES

CURRENT
   Accounts payable and accrued liabilities            1,694,133      1,894,599
   Deposits                                           17,776,537     13,153,623
   Current portion of loan payable                        33,515         29,860
   Current portion of acquisition loan payable           765,123        777,443
   Convertible Debenture (Note 8)                             --      8,920,373
                                                    ------------   ------------
                                                      20,269,308     24,775,898
                                                    ------------   ------------

   LOAN PAYABLE                                           55,614         67,186
   ACQUISITION LOAN PAYABLE                                   --        380,118
   CONVERTIBLE DEBENTURE (NOTE 8)                      9,150,169             --
   CONVERTIBLE PREFERRED SHARES (NOTE 9)              17,564,089     13,892,478
                                                    ------------   ------------
                                                      26,769,872     14,339,782
                                                    ------------   ------------
                                                      47,039,180     39,115,680
                                                    ------------   ------------

              SHAREHOLDERS' EQUITY

   CAPITAL STOCK                                      23,659,566     22,705,734
   WARRANTS                                            2,610,992      2,610,992
   CONTRIBUTED SURPLUS                                   567,949        482,092
   DEFICIT                                           (37,302,859)   (34,734,644)
                                                    ------------   ------------
                                                     (10,464,352)    (8,935,826)
                                                    ------------   ------------
                                                    $ 36,574,828   $ 30,179,854
                                                    ============   ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                      STATEMENTS OF OPERATIONS AND DEFICIT

                                                      MARCH 31,      MARCH 31,
FOR THE THREE MONTHS ENDED                              2005           2004
--------------------------                          ------------   ------------
REVENUES
   Points operations                                $  2,540,658   $  1,532,513
   Interest income                                        37,251         85,052
                                                    ------------   ------------
                                                       2,577,909      1,617,565
GENERAL AND ADMINISTRATION EXPENSES                    4,005,639      2,711,438
                                                    ------------   ------------
LOSS - Before interest, amortization and
   other items                                        (1,427,730)    (1,093,874)
                                                    ------------   ------------
   Interest on convertible debenture                     229,796        207,024
   Interest on Series Two Preferred Share                217,000        217,000
   Interest and bank charges                               4,791            261
   Amortization of property, plant and equipment,
      intangible assets and deferred costs               688,898        443,917
                                                    ------------   ------------
                                                       1,140,485        868,202
                                                    ------------   ------------
LOSS                                                  (2,568,215)    (1,962,076)
DEFICIT - Beginning of period                        (34,734,644)   (25,926,361)
DEFICIT - End of period                              (37,302,859)   (27,888,437)
                                                    ============   ============
LOSS PER SHARE (Note 2)                                   ($0.04)        ($0.03)
                                                    ============   ============

                            POINTS INTERNATIONAL LTD.

                             UNAUDITED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS

                                                           MARCH 31,      MARCH 31,
FOR THE THREE MONTHS ENDED                                   2005           2004
--------------------------                               ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                               ($2,568,215)   ($1,962,076)
      Items not affecting cash
         Amortization of property, plant and equipment        102,467         56,354
         Amortization of deferred costs                       132,925        199,346
         Amortization of intangible assets                    453,506        188,217
         Deferred costs on convertible debenture               12,139             --
         Employee stock option expense (Note 5)                99,503         60,482
         Cancellation of warrants issued for services              --         (1,167)
         Interest on Series Two Preferred Shares              217,000        217,000
         Interest accrued on convertible debenture            229,796        207,024
                                                         ------------   ------------
                                                           (1,320,879)    (1,034,820)
Changes in non-cash balances related to operations
   (Note 6 (a))                                             4,714,130      5,159,380
                                                         ------------   ------------
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES                 3,393,251      4,124,560
                                                         ------------   ------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property, plant and equipment,
      net of proceeds                                      (1,164,548)      (211,664)
   Purchase of intangible assets                               (9,662)       (17,004)
   Payments for the acquisition of MilePoint, Inc.           (400,000)            --
   Costs related to the acquisition of MilePoint, Inc.       (306,138)      (200,000)
                                                         ------------   ------------
CASH FLOWS USED IN INVESTING ACTIVITIES                    (1,880,348)      (428,668)
                                                         ------------   ------------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of Series Four Preferred Share (Note 9)          3,454,611             --
  Repayments on loan payable                                   (7,917)            --
  Deferred financing costs                                         --         70,018
  Issuance of capital stock, net of share issue costs         940,186        202,485
                                                         ------------   ------------
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES                 4,386,880        272,503
                                                         ------------   ------------
INCREASE (DECREASE) IN CASH                                 5,899,782      3,968,395
CASH AND CASH EQUIVALENTS - Beginning of period            13,754,818   $ 20,274,836
                                                         ============   ============
CASH AND CASH EQUIVALENTS - End of period                $ 19,654,600   $ 24,243,231
                                                         ============   ============

                            POINTS INTERNATIONAL LTD.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                 MARCH 31, 2005

1.   Accounting policies

The company's interim financial statements have been prepared using accounting policies consistent with those used for the preparation of its annual financial statements. These interim financial statements should be read in conjunction with the company's 2004 audited consolidated financial statements. These financial statements contain all adjustments which management believes necessary for fair presentation of the financial position, results of operations and cash flows.

     a.   Basis of presentation

          The consolidated financial statements include the accounts of the Company and from their respective dates of acquisition of control or formation of its wholly owned subsidiaries. All inter-company transactions and amounts have been eliminated on consolidation.

2.   Loss per share

     a)   Loss per share

          Loss per share is calculated on the basis of the weighted average number of common shares outstanding for the three months ended March 31, 2005 that amounted to 71,561,017 shares (March 31, 2004 -
          63,394,531).

     b)   Fully-diluted loss per share

The fully-diluted loss per share has not been computed, as the effect would be anti-dilutive.

3.   Segmented information

Reportable segments: The company has only one operating segment whose operating results are regularly reviewed by the company's chief operating decision maker and for which complete and discrete financial information is available. The company's business is carried on in the industry of loyalty program asset management. The attached consolidated balance sheets as at March 31, 2005 and December 31, 2004 present the financial position of this segment. The continuing operations reflected on the attached consolidated statements of operations are those of this operating segment.

Enterprise-wide disclosures: $2,389,066 (March 31, 2004 - $1,475,886) of the company's revenues were generated in the U.S. for the quarter, with the remaining revenues generated in Canada, Europe and Asia. A significant majority of the company's assets are located in Canada.

4.   Major Customers

For the quarter ended March 31, 2005, there are four customers that individually represent greater than ten percent of the Corporation's consolidated revenues. In aggregate, the four customers represent approximately 64% of the Corporation's consolidated revenues. Two customers individually represented greater than ten percent of consolidated revenues in the first quarter of 2004 (65% in aggregate) and two customers individually represented greater than ten percent of consolidated revenues in the fourth quarter of 2004 (34% in aggregate). In addition, as at March 31, 2005, 63% (first quarter 2004 - 80% and fourth quarter 2004 - 59%) of the Corporation's deposits are due to these customers.

5.   Stock-based compensation

The Corporation accounts for stock options granted in this stock option plan in accordance with the fair value based method of accounting for stock-based compensation. The compensation cost that has been charged against income for this plan is $99,503 for the three months ended March 31, 2005 ($60,482 for the three months ended March 31, 2004).

During the quarter ended March 31, 2005, 200,000 options were issued to employees and 40,000 options previously granted were cancelled (no options were issued in the first quarter of 2004).

6.   Statement of Cash Flows

     a.   Changes in non-cash balances related to operations are as follows:

                                                      THREE MONTHS ENDED
                                                           MAR, 31
                                                   -----------------------
                                                       2005        2004
                                                   ----------   ----------
Decrease (Increase) in accounts  receivable        $  415,063   $  117,270
Decrease (Increase) in prepaid and sundry assets   $ (123,382)  $ (300,445)
Increase in liability related to the Acquisition
   of MilePoint, Inc.                              $       --   $   74,509
Increase (Decrease) in accounts payable and
   accrued liabilities                             $ (200,466)  $ (225,791)
Increase (Decrease) in deposits                    $4,622,914   $5,493,837
                                                   ----------   ----------
                                                   $4,714,130   $5,159,380
                                                   ==========   ==========

     b.   Supplemental information

          Interest and taxes

          Interest of $4,631 was paid during the quarter ended March 31, 2005. Interest of $35,412 was received during the quarter ended March 31, 2005. No income taxes have been paid.

          Non-cash transactions

          Non-cash transactions for the quarter ended March 31, 2005 are as follows:

          (i) 475,600 shares of Points.com Inc. were acquired in exchange for 1,190,856 shares of the Corporation.

          (ii) $9,000 of revenue earned for hosting services provided was paid in loyalty currency. The currency was valued at the purchase price of the miles and the amount is included in prepaid and sundry assets. The expense will be recognized as the currency is used.

          (iii) $39,786 of revenue earned for membership fees provided was paid in one-week accommodation certificates. The certificates are valued at their average cost and are included in prepaid and sundry assets. The expense will be recognized as the accommodation certificates are used.

          (iv) The Corporation received $43,539 of loyalty currency from a partner as reimbursement of a portion of the partner's direct expenses for the services provided by the Corporation. This amount is included in prepaid and sundry assets and will be expensed as the currency is used.

          (v) Interest of $7,562 was accrued on the acquisition of MilePoint, Inc.

          (vi) Interest of $229,796 was accrued on the convertible debenture.

          (vii) Interest of $217,000 was accrued on the Series Two Preferred Share.

     c.   Cash and cash equivalents consist of:

                                         March 31,    December 31,
AS AT                                       2005          2004
-----                                   -----------   ------------
   Cash                                 $16,124,713    $10,086,111
   Short-Term Investments                    46,073        544,945
   Cash held by credit card processor     3,483,814      3,123,762
                                        -----------    -----------
Total                                    19,654,600     13,754,818
                                        ===========    ===========

7.   Private Placement

On March 29, 2005, the Corporation entered into binding agreements to issue approximately 18.1 million common shares at $0.683 per share and one Series Four Preferred Share for approximately $3.5 million (collectively, the "Private Placement Transaction"). On the same date CIBC Capital Partners, a division of Canadian Imperial Bank of Commerce, ("CIBC") agreed to sell to the purchasers in the Private Placement Transaction an amended version of the $6 million debenture issued by the Corporation to CIBC in 2001 (the "Debenture") and the Series One Preferred Share in the capital of the Corporation held by CIBC (the "Debenture Transaction"). The Private Placement Transaction and the Debenture Transaction closed on April 4, 2005.

The Series Four Preferred Share has been included, and the Debenture reclassified to long-term liabilities, in the Corporation's unaudited consolidated balance sheet as at March 31, 2005. See Notes 8 and 9 for additional information.

The Pro Forma effect of the Private Placement Transaction is an increase to share capital and cash of approximately $11 million. As a result the Corporation's working capital at March 31, 2005 on a Pro Forma basis would be increased to $13.3 million.

UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEETS

                                         MARCH 31,      TRANSACTION     MARCH 31,
AS AT                                      2005         ADJUSTMENTS       2005
-----                                ----------------   -----------   ------------
                                     POST TRANSACTION                    ACTUAL

ASSETS

CURRENT

   Cash and cash equivalents           $ 30,654,600     $11,000,000   $ 19,654,600
   Accounts receivable                    1,609,279              --      1,609,279
   Prepaids and sundry assets             1,352,473              --      1,352,473
                                       ------------     -----------   ------------
                                         33,616,352      11,000,000     22,616,352

   PROPERTY, PLANT AND EQUIPMENT          3,118,364              --      3,118,364
   GOODWILL AND INTANGIBLE ASSETS         8,152,308              --      8,152,308
   DEFERRED COSTS                         2,097,804              --      2,097,804
   FUTURE INCOME TAXES RECOVERABLE          590,000              --        590,000
                                       ------------     -----------   ------------
                                         13,958,476              --     13,958,476

                                       $ 47,574,828     $11,000,000   $ 36,574,828
                                       ============     ===========   ============

LIABILITIES

CURRENT
   Accounts payable and accrued
      liabilities                         1,694,133     $        --      1,694,133
   Deposits                              17,776,537              --     17,776,537
   Current portion of loan payable           33,515              --         33,515
   Current portion of acquisition
      loan payable                          765,123              --        765,123
                                       ------------     -----------   ------------
                                         20,269,308              --     20,269,308

   LOAN PAYABLE                              55,614              --         55,614
   ACQUISITION LOAN PAYABLE                      --              --             --
   CONVERTIBLE DEBENTURE                  9,150,169              --      9,150,169
   CONVERTIBLE PREFERRED SHARES          17,564,089              --     17,564,089
                                       ------------     -----------   ------------
                                         47,039,180              --     47,039,180
                                       ------------     -----------   ------------
SHAREHOLDERS' EQUITY

   CAPITAL STOCK(1)                      34,472,862      10,813,296     23,659,566
   CONTRIBUTED SURPLUS                      567,949                        567,949
   WARRANTS                               2,797,696         186,704      2,610,992
   DEFICIT                              (37,302,859)             --    (37,302,859)
                                       ------------     -----------   ------------
                                            535,648      11,000,000    (10,464,352)
                                       ------------     -----------   ------------

                                       $ 47,574,828     $11,000,000   $ 36,574,828
                                       ============     ===========   ============

Note:

(1) - Capital stock is net of share issue costs of CAD $1.3M.

8.   Sale of the Convertible Debenture

On March 29, 2005 the Corporation and the purchasers in the Private Placement Transaction had entered into a binding agreement to purchase the Debenture (in its amended and restated form) from CIBC. As a result, the Debenture was reclassified to long-term liabilities in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

In connection with this transaction, the Debenture was amended to, among other things, (i) reduce the interest rate from 11% to 8%, (ii) eliminate all negative covenants, (iii) eliminate certain positive covenants, (iv) remove certain events of default and (v) release all security over the assets of Points and its subsidiaries.

Under the terms of the Debenture, (i) the Debenture is repayable (without accrued interest, the repayment of which is waived) by the Corporation within 30 days of a change of control of the Corporation resulting from the exercise of certain warrants issued by the Corporation on April 11, 2003 to Points Investments, Inc, an affiliate of InterActiveCorp and (ii) the principal amount of the Debenture will automatically convert into Common Shares immediately preceding certain liquidity events and, unless previously repaid, will automatically convert in 18,908,070 common shares in April 2006. Except in connection with the exercise of the Warrants, Points is not entitled to pre-pay the Debenture.

9.   Issuance of Series Four Preferred Share

In the 2005 investment, Points issued one Series Four Preferred Share for aggregate cash consideration of $3,454,611. On March 29, 2005 the Corporation and IAC entered into a binding agreement to issue the Series Four Preferred Share and the cash was received by the Corporation prior to quarter end. As a result, the cash and the preferred share are included in the Corporation's unaudited consolidated balance sheet as at March 31, 2005.

The Series Four Preferred Share is convertible, for no additional consideration, into 4,504,069 Common Shares. The Series Four Preferred Share contains anti-dilution protection provisions identical to the Series Two Preferred Share (see the Corporation's 2004 audited consolidated financial statements for information with respect to the terms of the Series Two Preferred Share).